SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2009, incorporated by reference herein:
Exhibit
99.1     Release dated February 6, 2009, entitled “INTERIM REPORT TO SHAREHOLDERS FOR
           THE QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2008”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 6, 2009 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

KEY FEATURES
• 65% increase in operating profit
• 30% rise in headline earnings per share
• 2% drop in cash operating costs
• Acquisition of remaining 35% in Elsburg JV (Ergo Phase 1)
• ERPM underground operations suspended
REVIEW OF OPERATIONS
Quarter
Quarter %
Quarter 6 months to
6 months to 6 months to
Group
Dec 2008
Sep 2008 Change
Dec 2007 31 Dec 2008
30 Jun 2008 31 Dec 2007
Gold production
Continuing operations oz
60 057
70 861 (15) 77 259
130 918
141 589 166 416
kg
1 868
2 204 (15) 2 403
4 072
4 404 5 176
Discontinued operations oz
–
– – 3 394
–
– 13 427
kg
–
– – 106
–
– 417
Group oz
60 057
70 861 (15) 80 653
130 918
141 589 179 843
kg
1 868
2 204 (15) 2 509
4 072
4 404 5 593
Cash operating costs
Continuing operations US$ per oz
654
755                 13
703
709
678                639
ZAR per kg
217 839
188 967 (15) 153 690
202 212
167 950 142 966
Discontinued operations    US$ per oz
–
– – 1 336
–
– 1 098
ZAR per kg
–
– – 281 613
–
– 245 885
Group US$ per oz
654
755                 13
730
709
678               673
ZAR per kg
217 839
188 967 (15) 159 094
202 212
167 950 150 639
Gold price received US$ per oz
769
864                (11)
797
821
918               739
ZAR per kg
255 213
216 297 18 173 606
234 150
225 696 165 254
Capital expenditure US$ million
9.2
9.1                 (1)
6.7
18.3
24.7              11.8
ZAR million
91.8
70.2                (31)
45.3
162.0
185.4              81.8
INTERIM REPORT TO SHAREHOLDERS
FOR THE QUARTER AND SIX MONTHS ENDED
31 December 2008
(Incorporated in the Republic of South Africa)
Registration No. 1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROO
(“DRDGOLD” or “the company”)
GROUP RESULTS

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

Issued capital
376 673 613 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 395 709 532
Stock traded
JSE
NASDAQ
Average volume for the quarter per day ('000) 1 185 1 700
% of issued stock traded (annualised) 82 118
Price  • High R6.00 $0.595
• Low R2.86 $0.285
• Close R5.50 $0.557
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or
achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the
Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2008, which we filed with the United States Securities and
Exchange Commission on 12 December 2008 on Form 20-F.You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.
OVERVIEW
Dear shareholder
Safety, health and environment
I report with deep regret the death of one employee in a work-related incident during the quarter under review. Annanias Timbe died from injuries sustained when he fell into the measuring flask of a loading box underground at the No 6 Shaft of Blyvooruitzicht Gold Mining Company
Limited (“Blyvoor”) on 10 October 2008.
Notwithstanding this sad event, Blyvoor's performance in respect of all of the key safety indicators (per million man hours) showed
improvement in the quarter: the Dressing Station Injury Frequency Rate
(“DSIFR”) improved from 35.33 to 28.64, the Disabling Injury Frequency
Rate (“DIFR”) from 10.71 to 9.73, the Reportable Injury Frequency Rate
(“RIFR”) from 5.09 to 4.05, and the Fatal Injury Frequency Rate (“FIFR”)
from 0.54 to 0.27.
During the quarter, Blyvoor spent R6.7 million on the purchase of additional self-contained self-rescuers and R0.6 million on the expansion of its underground seismic monitoring networks.
As one would expect, East Rand Proprietary Mines Limited (“ERPM”) –
the underground operations of which were suspended at the end of
October 2008 – showed substantial improvement in respect of all of the key safety indicators.
Crown Gold Recoveries (Pty) Limited (“Crown”) recorded
deterioration only in respect of its RIFR: from 2.28 to 2.84.
The behaviour-based safety initiative reported on in previous quarters was taken forward during the quarter under review. A pilot behaviour-
based safety programme is scheduled to be implemented at Blyvoor's
No 6 Shaft during March 2009 and then rolled out to the rest of
DRDGOLD's operations.
With respect to health matters, we continued to make progress in the areas of occupational hygiene, noise abatement and radiation protection.
Total expenditure on environmental issues during the quarter was some
R7.2 million: R2.4 million at Blyvoor, the largest portion of which
(R1.3 million) was for slimes clean-up; R0.8 million at ERPM, most of which (R0.6 million) was directed to the rehabilitation trust fund; and
R4.0 million at Crown, most of which was spent on site rehabilitation.
Production
Total gold production was 15% lower for the quarter under review at
60 057 oz, reflecting declines in production at ERPM (a consequence of the discontinuation of underground mining) and at Crown. At the latter, this was as a result both of continued overall throughput reduction in order to manage diminishing tailings deposition capacity and later than planned commissioning of the Top Star reclamation site. Blyvoor, however, reported a 4% increase in production, due mainly to an increase in surface yield.
Financial
Total revenue for the quarter was unchanged at R476.8 million and after accounting for cash operating costs, which were 2.0% lower at
R406.9 million, and gold in process of R24.4 million, operating profit was
65% higher at R94.3 million.
After deduction of depreciation of R17.1 million, provision for environmental rehabilitation of R9.0 million, and retrenchment costs of
R34.4 million, gross profit from operating activities was R33.8 million.
Adjustments for financial liabilities measured at amortised cost, of
R39.8 million, profit on the sale of assets and investments of
R10.2 million and finance income of R25.7 million took profit before tax to R63.0 million.
Taxation totalled R29.6 million, leaving a net profit of R33.4 million compared with the previous quarter's R8.8 million net loss.
Corporate
As a consequence of the decision taken during the previous quarter to suspend the underground operations of ERPM, we embarked on a 60-
day consultation process in terms of Section 189A of the Labour
Relations Act. This process affected 1 700 employees and their representatives. We concluded consultations during January 2009 and proceeded to retrench some 1 300 employees. Approximately
109 employees took voluntary retrenchment packages, and 251 took transfers to other DRDGOLD operations or were retained to provide interim maintenance services at ERPM. We have received several offers for ERPM’s underground operations and have decided not to accept any of them.
During the quarter, we announced that we had reached agreement with the Mintails group to acquire the remaining 35% of the Elsburg Gold
Mining Joint Venture (“Elsburg JV”), the gold component of Ergo Mining
(Pty) Limited (“Ergo JV”). Conclusion of this acquisition will result in us owning 100% of the Elsburg JV.
We are very pleased with the progress achieved on Phase 1 of the
Ergo JV. Commissioning of the first carbon in leach circuit at the
Brakpan plant began on schedule during the December quarter and

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

the project is thus well placed to achieve the 600 000 tpm throughput planned by April 2009. None of our key operating assumptions has to date proven flawed.
A very pleasing adjunct to the Ergo project is the creation – in conjunction with the Ekurhuleni Municipality – of the Ekurhuleni
Business Development Academy (“EDBA”). With the Ergo Training
Centre as a foundation, a fully accredited, self-sustaining learning institution is being created which will be of benefit to people from the surrounding communities and beyond. The intention is to provide training in the fields of engineering, metallurgy, mining and business support services. Good progress has been made on refurbishment of the premises and the first training modules are expected to begin during
February 2009.
Changes to the board
With effect from 1 January 2009, I assumed the role of Chief Executive
Officer (“CEO”) of DRDGOLD, succeeding John Sayers who retired from the board with effect from 31 December 2008.
The board is grateful to John for the contribution he made during a very challenging period. His strategy of stabilisation and focus transformed the company into the profitable, South African gold miner that it is today.
He was instrumental in the divestment of our Australasian assets which, along with the restructuring of our South African assets, has put the company in excellent financial health. He will continue in a consultancy role, with special focus on growth, so that the company can continue to benefit from his expertise and experience.
Professor Douglas Blackmur’s appointment to the board of directors ceased on 28 November 2008, after a resolution relating to his re-election was withdrawn at the annual general meeting.
Looking ahead
There appears to be even less certainty as to when the global economic crisis will start to subside. In fact, fears of inflation and currency volatility seem to be on the increase. These uncertain times may continue to provide the “safe haven” attraction of gold, and support the gold price at its current high levels.
Our Ergo surface retreatment project is coming to fruition now and should therefore benefit from the higher gold price.We are also pleased that the Top Star Project is finally up and running, to take advantage of the current gold price trend.
With the global liquidity squeeze, we will remain cautious of long lead capital projects, and avoid projects that we cannot fully cover with the cash and facilities we have at hand. Our focus will therefore remain on increasing efficiencies, managing risks, controlling costs carefully, and taking a very disciplined approach to growth.
Niel Pretorius
Chief Executive Officer
6 February 2009

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Quarter
Quarter
Quarter      6 months to
6 months to 6 months to
Dec 2008
Sep 2008
Dec 2007     31 Dec 2008
30 Jun 2008 31 Dec 2007
Rm
Rm Rm
Rm
Rm Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited Unaudited
Continuing operations
Gold and silver revenue
476.8
476.7                416.9              953.5
994.0                849.9
Net operating costs
(382.5)
(419.5) (368.0)
(802.0)
(725.0) (739.3)
Cash operating costs
(406.9)
(416.5) (369.3)
(823.4)
(739.6) (740.0)
Movement in gold in process
24.4
(3.0) 1.3
21.4
14.6                    0.7
Operating profit
94.3
57.2                 48.9
151.5
269.0                110.6
Depreciation
(17.1)
(17.0) (19.9)
(34.1)
(29.4) (39.6)
Movement in provision for environmental
rehabilitation
(9.0)
(12.1) (4.8)
(21.1)
(20.7) (9.5)
Retrenchment costs
(34.4)
(0.9) (5.1)
(35.3)
(5.1) (6.2)
Gross profit from operating activities
33.8
27.2                 19.1                61.0
 213.8                 55.3
Impairments
(4.8)
(47.6) –
(52.4)
(63.9) –
Administration expenses and general costs
(32.4)
(6.1) (17.7)
(38.5)
(40.4) (40.5)
Share-based payments
(3.1)
(1.1) (0.9)
(4.2)
(6.2) (0.4)
Care and maintenance costs
(3.1)
(2.8) (2.8)
(5.9)
(9.9) (5.3)
Financial liabilities measured at amortised cost
39.8
7.3                (0.8)
47.1
(88.5) (0.8)
Profit/(loss) on sale of assets and investments
10.2
(1.6) –
8.6
(0.9) 12.0
Finance income
25.7
32.9                15.4                58.6
 62.6                 13.1
Finance expenses and unwinding of provisions
(3.1)
(2.7) (4.8)
(5.8)
(0.7) (13.2)
Profit before taxation
63.0
 5.5                  7.5
68.5
 65.9                 20.2
Income tax
(8.6)
(15.6) (3.5)
(24.2)
(9.8) (3.5)
Deferred tax
(21.0)
 1.3                    –
(19.7)
 81.6                     –
Profit/(loss) after taxation
33.4
(8.8) 4.0
24.6
137.7                 16.7
Discontinued operations
Profit/(loss) for the period from discontinued
operations
–
– 6.6
–
(1.8) (50.0)
Profit on sale of assets and investments
–
– 118.3
–
42.9 1 126.3
Impairment from discontinued operations
–
– (44.4)
–
(2.3) (44.4)
Net profit/(loss) for the period
33.4
(8.8) 84.5
24.6
176.5 1 048.6
Attributable to:
Ordinary shareholders of the company
54.7
3.1                 93.2                57.8
144.6               850.3
Minority interest
(21.3)
(11.9) (8.7)
(33.2)
31.9              198.3
33.4
(8.8) 84.5
24.6
176.5            1 048.6
Other comprehensive income
Foreign exchange translation
7.8
(19.5) (54.9)
(11.7)
20.9                62.7
Mark-to-market of available-for-sale investments
–
– –
–
1.7                    –
Total comprehensive income/(loss) for
the period
41.2
(28.3) 29.6
12.9
199.1            1 111.3
Attributable to:
Ordinary shareholders of the company
62.5
(16.4) 38.3
46.1
167.2               913.0
Minority interest
(21.3)
(11.9) (8.7)
(33.2)
31.9               198.3
41.2
(28.3) 29.6
12.9
199.1            1 111.3
Reconciliation of headline profit/(loss)
Net profit
54.7
3.1                 93.2                57.8
144.6               850.3
Adjusted for:
– Impairments
4.8
47.6                     –
52.4
63.9                     –
– Impairment from discontinued operation
–
– 44.4
–
2.3                 44.4
– Profit on sale of discontinued operations
–
– (118.3)
–
(42.9) (1 126.3)
– (Profit)/loss on sale of assets and investments
(9.8)
1.2                      –
(8.6)
(9.2) (12.0)
– Minority share of headline earnings adjustment
1.4
(12.4) (10.1)
(11.0)
(5.1) 208.9
Headline profit/(loss)
51.1
39.5                   9.2
90.6
153.6               (34.7)
Headline profit/(loss) per share – cents
13.6
10.5                  2.4
24.1
40.8                (9.2)
Basic profit per share – cents
14.5
0.8                 24.8                15.3
38.4               226.3
Diluted headline profit/(loss) per share – cents
13.6
10.5                  2.4
24.1
40.8               (9.2)
Diluted basic profit per share – cents
14.5
0.8                 24.8               15.3
38.4               226.3
Calculated on the weighted average
ordinary shares issued of:
376 598 733
376 573 381
376 141 981     376 586 057
376 261 700 375 669 155
The condensed consolidated financial statements below have been prepared in accordance with International Financial
Reporting Standards (“IFRS”) and IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2008.

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at
As at As at As at
31 Dec 2008
30 Sep 2008 30 Jun 2008 31 Dec 2007
Rm
Rm Rm Rm
Unaudited
Unaudited Audited Unaudited
Assets
Property, plant and equipment
891.2
821.2                  815.6                  652.3
Non-current Investments and other assets
64.8
65.3                    65.3                   57.7
Environmental rehabilitation trust funds
120.7
116.0                   110.8                  82.8
Deferred tax
61.8
82.8                    81.6 –
Current assets
944.9
1 036.6 1 189.2 956.6
Inventories
97.4
67.4                    62.9                   69.2
Trade and other receivables
223.5
145.2                  240.5                  123.2
Cash and cash equivalents
609.0
809.0                  846.1                  749.2
Assets classified as held for sale
15.0
15.0                    39.7                   15.0
Total assets
2 083.4
2 121.9 2 262.5 1 749.4
Equity and liabilities
Equity
1 285.4
1 240.7 1 305.5 1 130.2
Shareholders' equity
1 257.4
1 191.4 1 244.3 1 083.5
Minority shareholders' interest
28.0
49.3                    61.2                   46.7
Long-term liabilities
93.8
120.8                   125.7                  49.2
Post-retirement and other employee benefits
24.1
23.4                     22.7                  21.5
Provision for environmental rehabilitation
405.7
394.9                   381.3                 288.3
Current liabilities
274.4
342.1                   427.3                 260.2
Trade and other payables
262.2
270.3                   387.4                 260.2
Short-term liabilities
12.2
34.2                     39.9 –
Liabilities classified as held for sale
–
37.6                         – –
Total equity and liabilities
2 083.4
2 121.9 2 262.5 1 749.4

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Quarter
Quarter
Quarter      6 months to
6 months to 6 months to
Dec 2008
Sep 2008
Dec 2007     31 Dec 2008
30 Jun 2008 31 Dec 2007
Rm
Rm Rm
Rm
Rm Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited Unaudited
Balance at the beginning of the period
1 240.7
1 305.5 1 251.8
1 305.5
1 130.2 143.5
Share capital issued
0.4
– –
0.4
2.0                 27.1
– for acquisition finance and cash
–
– –
–
– 28.0
– for share options exercised
0.4
– –
0.4
2.3 –
– for costs
–
– –
–
(0.3) (0.9)
Increase in share-based payment reserve
3.1
1.1                   0.9                  4.2
6.2                  0.4
Net profit attributed to ordinary
shareholders
54.7
3.1                 93.2                 57.8
144.6               850.3
Net (loss)/profit attributed to minority
shareholders
(21.3)
(11.9) (8.7)
(33.2)
31.9               198.3
Dividends declared
–
(37.6) –
(37.6)
– –
Decrease in minorities
–
– (152.1)
–
(32.0) (152.1)
Other comprehensive income/(loss)
7.8
(19.5) (54.9)
(11.7)
22.6                  62.7
Balance as at the end of the period
1 285.4
1 240.7 1 130.2
1 285.4
1 305.5 1 130.2

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Quarter
Quarter
Quarter     6 months to
6 months to 6 months to
Dec 2008
Sep 2008
Dec 2007    31 Dec 2008
30 Jun 2008 31 Dec 2007
Rm
Rm Rm
Rm
Rm Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited Unaudited
Net cash in/(out) flow from operations
29.5
25.3             (360.2)
54.8
231.0              (669.9)
Net cash (out)/inflow from investing activities
(81.6)
(46.4) 240.9
(128.0)
(186.5) 2 111.3
Net cash (out)/inflow from financing activities
(149.5)
(2.6) 20.1
(152.1)
27.6            (1 039.5)
(Decrease)/increase in cash and cash equivalents
(201.6)
(23.7) (99.2)
(225.3)
72.1                 401.9
Translation adjustment
1.6
(13.4) (48.9)
(11.8)
24.8                 209.6
Opening cash and cash equivalents
809.0
846.1                897.3               846.1
749.2                 137.7
Closing cash and cash equivalents
609.0
809.0                 749.2              609.0
846.1                 749.2
Reconciliation of net cash in(out) flow
from operations
Profit before taxation
63.0
5.5                   7.5
68.5
65.9                  20.2
Net operating profit/(loss) from discontinued
operations
–
– 6.6
–
(1.8) (50.0)
63.0
5.5                 14.1                 68.5
64.1                (29.8)
Adjusted for:
Movement in gold in process
(24.4)
3.0                (1.3)
(21.4)
(14.6) (0.7)
Depreciation and impairment
21.9
64.6                 19.9                86.5
93.3                  39.6
Movement in provision for environmental
rehabilitation
9.0
12.1                  4.8
21.1
20.7                    9.5
Share-based payments
3.1
1.1                   0.9                  4.2
6.2                   0.4
(Profit)/loss on derivative financial instruments
(39.8)
(7.3) 0.8
(47.1)
88.5                    0.8
(Profit)/loss on sale of assets and investments
(10.2)
1.6                     –
(8.6)
0.9                (12.0)
Finance expense and unwinding of provisions
(1.8)
(1.6) (3.9)
(3.4)
3.1                  (7.8)
Growth in Environmental Trust Funds
(3.3)
(3.5) (2.0)
(6.8)
(6.3) (3.8)
Other non-cash items
1.8
0.9                (18.4)
2.7
(29.3) 17.8
Taxation paid
(24.9)
– (1.6)
(24.9)
(11.8) (35.8)
Working capital changes
35.1
(51.1) (373.5)
(16.0)
16.2               (648.1)
Net cash in/(out) flow from operations
29.5
25.3               (360.2)
54.8
231.0               (669.9)

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

South African operations
Quarter
Quarter %
Quarter    6 months to
6 months to  6 months to
Blyvoor
Dec 2008
Sep 2008 Change
Dec 2007   31 Dec 2008
30 Jun 2008   31 Dec 2007
Ore milled
Underground t'000
150
154                 (3)
164                304
329               358
Surface t'000
889
884                   1 937
1 773
1 926 1 793
Total t'000
1 039
1 038 – 1 101
2 077
2 255 2 151
Yield
Underground g/t
4.56
4.65                 (2) 4.80
4.61
4.46              4.92
Surface g/t
0.40
0.32                  25
0.30                0.36
0.32              0.31
Total g/t
1.00
0.96                    4 0.97
0.98
0.92              1.07
Gold produced
Underground oz
21 991
23 020 (4) 25 302
45 011
47 164 56 649
kg
684
716                  (4) 787
1 400
1 467 1 762
Surface oz
11 414
9 034 26 9 131
20 448
19 740 17 619
kg
355
281                 26
284                636
614               548
Total oz
33 405
32 054 4 34 433
65 459
66 904 74 268
kg
1 039
997                   4 1 071
2 036
2 081 2 310
Cash operating costs
Underground US$ per oz
765
934                  18
823                852
815               736
ZAR per kg
252 617
233 929 (8) 179 621
243 059
201 706 164 709
ZAR per tonne
1 152
1 088 (6) 862
1 119
899               811
Surface US$ per oz
251
451                 44
418                339
364               412
ZAR per kg
84 020
112 836 26 91 415
96 752
89 896 92 175
ZAR per tonne
34
36                   6
28                  35
29                 28
Total US$ per oz
590
798                  26
715                692
682                659
ZAR per kg
195 012
199 799 2 156 232
197 356
168 716 147 502
ZAR per tonne
195
192                 (2)
152                193
156               158
Cash operating profit US$ million
6.8
2.1               224                2.9                 8.9
15.7                5.7
ZAR million
62.3
16.7                273             19.6                79.0
116.8              39.6
Capital expenditure (net) US$ million
3.1
2.2               (41)
2.5                 5.3
5.8                4.4
ZAR million
29.2
17.4               (68)
17.0               46.6
44.1               30.7
Total gold production rose by 4% to 33 405 oz, driven by a 26% increase in gold produced from surface sources to 11 414 oz.
Underground gold production was 4% lower at 21 991 oz, reflecting both a 3% decline in underground throughput to 150 000 t and a 2% decline in the average underground yield to 4.56 g/t. The lower underground gold production is reflective both of a slower than expected return to normal levels of operation following the previous quarter's Section 54 closures and of the Section 54 closure that followed a fatal accident during the quarter under review, which resulted in the loss of two days of production.
Higher surface gold production resulted primarily from a 25% increase in the average surface yield to 0.40 g/t, a consequence of recovering the lower portions of the main tailings dams where yields are characteristically higher. Surface throughput rose by 1% to 889 000 t.
Total cash operating costs were 2% lower at R195 012/kg, a consequence of the increase in total gold production. Underground cash operating costs increased by 8% to R252 617/kg and surface cash operating costs declined by 26% to R84 020/kg.
Cash operating profit was 273% higher at R62.3 million, reflecting higher gold production and a much stronger average Rand gold price received, the latter resulting from a more favourable average Rand/US Dollar exchange rate during the reporting period.
Capital expenditure increased by 68% to R29.2 million, a major line item being the purchase of additional self-contained self-rescuers.
Production build-up on the Way Ahead Project continues according to plan with a rate of 610 m
2
per month being achieved by the end of the quarter
under review and 1 200 m
2
per month targeted by the end of the June 2009 quarter.
The 15/29 Incline Project has encountered a slight delay due to late supplier delivery of the winders.
Some 100 former production employees of ERPM mine which has been placed on care and maintenance have been transferred to Blyvoor.They will be deployed to a project to open up more face length on the Main Reef, the objective being to boost volumes at maintained real cost levels.
KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

Quarter
Quarter %
Quarter    6 months to
6 months to 6 months to
Crown
Dec 2008
Sep 2008 Change
Dec 2007   31 Dec 2008
30 Jun 2008  31 Dec 2007
Ore milled t'000
1 531
2 066 (26) 2 138
3 597
3 950 4 285
Yield g/t
0.36
0.36                   – 0.30
0.36
0.33              0.33
Gold produced oz
17 747
23 985 (26) 20 737
41 732
42 246 45 108
kg
552
746                (26) 645
1 298
1 314 1 403
Cash operating costs US$ per oz
575
544                  (6)
617                557
543               562
ZAR per kg
189 848
136 075 (40) 134 798
158 943
134 479 125 628
ZAR per tonne
68
49                (39)
41                 57
48                 41
Cash operating profit US$ million
3.1
7.7                (60)
3.6              10.8
16.3                7.7
ZAR million
36.3
60.0                (40)
24.6              96.3
121.8              53.9
Capital expenditure (net) US$ million
1.2
1.6                  25               0.3                2.8
5.3                0.5
ZAR million
12.8
12.2                  (5) 2.2
25.0
38.4                3.7
Total gold production was 26% lower at 17 747 oz, resulting from a 26% decline in total throughput to 1 531 000 t.The average yield was unchanged at
0.36 g/t.
Reasons for the lower throughput are twofold: continuing implementation of the decision announced in the previous quarter to adjust throughput downward to 400 000 tpm in order to address the diminishing capacity of the current tailings deposition site, and a delay of approximately one month in commissioning the Top Star reclamation site.
Regarding the creation of additional tailings deposition capacity, various options – including construction of a pipeline to Ergo's Withok tailings deposition site – are being considered currently.
While two factors delayed the Top Star commissioning – slowing of construction to contain dust pollution during the dry months before the onset of the summer rains, and removal of higher volumes of overburden than was initially anticipated – monthly throughput had reached the targeted 100 000 tpm by the end of the quarter.This is half the planned full recovery rate.
Due to lower gold production, Crown's cash operating costs for the quarter were 40% higher at R189 848/kg and cash operating profit 40% lower at
R36.3 million.
Capital expenditure was 5% higher at R12.8 million, the major components of which were completion of Top Star construction and tailings deposition site maintenance.
Quarter
Quarter %
Quarter    6 months to
6 months to 6 months to
ERPM
Dec 2008
Sep 2008 Change
Dec 2007    31 Dec 2008
30 Jun 2008   31 Dec 2007
Ore milled
Underground t'000
36
64                (44)
72                100
146               157
Surface t'000
298
379                (21)
504                677
849            1 010
Total t'000
334
443                (25)
576                777
995            1 167
Yield
Underground g/t
5.19
5.30                 (2) 7.11
5.26
4.83              6.76
Surface g/t
0.30
0.32                 (6) 0.35
0.31
0.36              0.40
Total g/t
0.83
1.04               (20)
1.19                0.95
1.01              1.25
Gold produced
Underground oz
6 011
10 899 (45) 16 463
16 910
22 665 34 147
kg
187
339                (45)
512                 526
705            1 062
Surface oz
2 894
3 923 (26) 5 626
6 817
9 774 12 893
kg
90
122                (26)
175                212
304               401
Total oz
8 905
14 822 (40) 22 089
23 727
32 439 47 040
kg
277
461                (40)
687                738
1 009 1 463
Cash operating costs
Underground US$ per oz
1 005
1 062 (5) 777
1 042
966               710
ZAR per kg
354 011
265 794 (33) 170 171
297 156
239 404 158 765
ZAR per tonne
1 839
1 408 (31) 1 210
1 563
1 156 1 072
Surface US$ per oz
1 157
840                (38)
729                975
564               606
ZAR per kg
370 122
210 385 (76) 159 537
278 198
141 674 135 653
ZAR per tonne
70
68                  (3)
55                 69
51                 54
Total US$ per oz
1 054
1 003 (5) 765
1 022
845               681
ZAR per kg
359 245
251 130 (43) 167 463
291 710
209 959 152 430
ZAR per tonne
194
261                  26
200                225
213               191
Cash operating (loss)/
profit
US$ million
(3.0)
(2.1) (43) 0.6
(5.1)
2.0               2.4
ZAR million
(28.8)
(16.5) (75) 3.5
(45.3)
15.7              16.5
Capital expenditure (net) US$ million
2.5
0.6              (317) 1.3
3.1
1.9                2.2
ZAR million
23.5
4.3              (447)
9.0                27.8
14.9              15.2
ERPM's results reflect the effect of only one month of underground mining – a consequence of the previously-announced suspension of the underground mining operation.
Total gold produced was 40% lower at 8 905 oz, reflecting a 45% decline in underground gold production to 6 011 oz and a 26% decline in surface gold production to 2 894 oz.
KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)
Underground throughput for the month of October was 36 000 t, down 44% from the previous full quarter's 64 000 t. The average yield was 2%
lower at 5.19 g/t.
Lower surface gold production resulted from a 6% decline in the average yield to 0.30 g/t as recovery of lower grade material from the southern face of the Cason dump continued. Surface throughput was down 21% to 298 000 t.
Total cash operating costs were 43% higher at R359 245/kg, reflecting the lower gold production. Underground cash operating costs rose by 33% to
R354 011/kg and surface cash operating costs by 76% to R370 122/kg.
The cash operating loss, quarter on quarter, increased by 75% to R28.8 million.
Capital expenditure increased to R23.5 million from R4.3 million, reflecting a land acquisition forming part of an overall plan to realise value for
DRDGOLD's property holdings.
Exploration and prospecting
ERPM
All exploration drilling has been terminated due to ERPM’s underground operations having been suspended. Final resource estimation for ERPM began during January 2009.
Extension 1
The following mining activities took place in the Extension 1 area in accordance with the revised prospecting programme (all figures in situ):
Area
m
2
SW
G/t
Tons
Grams
Remarks
71e 2e 40 1.10 11.9 121 1 435
71e 3ae 198 1.37 0.1 743 74 Faulting
71e 3e 34 1.21 5.4 113 609 Faulting
Total
272
977
2 118
Extension 2
Copies of the Sallies exploration borehole logging and reports from Anglogold Ashanti were exchanged for sampling data and reports from Blyvoor.
Blyvoor
The exploration hole at 38-33 intersected Main Reef and assayed at 1 656 cmg/t. Cover drilling is in progress at 41-18, 38-28 and 38-21.The geologist from ERPM has been seconded to Blyvooruitzicht to assist with the Main Reef exploration.
Three recovery percentage checks for the Doornfontein No 1, 2 and 3 slimes dams were completed and returned respective values of 37.6, 33.4 and
43.9%.
Crown and Ergo
Phase 2 drilling of the Marievale complex has been completed and a survey of all the Marievale slimes dams is in progress.
Discontinued operations
Quarter
Quarter %
Quarter   6 months to
6 months to 6 months to
Tolukuma
Dec 2008
Sep 2008 Change
Dec 2007   31 Dec 2008
30 Jun 2008  31 Dec 2007
Ore milled t'000
–
– – 11
–
– 56
Yield g/t
–
– – 9.64
–
– 7.45
Gold produced oz
–
– – 3 394
–
– 13 427
kg
–
– – 106
–
– 417
Cash operating costs US$ per oz
–
– – 1 336
–
– 1 098
ZAR per kg
–
– – 292 887
–
– 248 751
ZAR per tonne
–
– – 2 822
–
– 1 852
Cash operating loss US$ million
–
– – (1.7)
–
– (2.6)
ZAR million
–
– – (11.5)
–
– (18.0)
Capital expenditure (net) US$ million
–
– – 0.1
–
– 2.2
ZAR million
–
– – 0.3
–
– 15.3

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

Continuing operations
Total Mine
R000 unless otherwise stated
Crown ERPM Blyvoor Operations
Total cash costs
Dec 08 Qtr
113 822
134 971
190 908
439 701
Sep 08 Qtr 109 130 121 793 212 802 443 725
6 Mths to Dec 08 222 952 256 764 403 710 883 426
Movement in gold in process
Dec 08 Qtr
(91)
3 796
20 701
24 406
Sep 08 Qtr 1 243 1 991 (6 245) (3 011)
6 Mths to Dec 08 1 152 5 787 14 456 21 395
Less: Production taxes, rehabilitation and other
Dec 08 Qtr
5 185
4 028
4 287
13 500
Sep 08 Qtr 5 111 3 035 3 162 11 308
6 Mths to Dec 08 10 296 7 063 7 449 24 808
Less: Retrenchment costs
Dec 08 Qtr
–
31 111
–
31 111
Sep 08 Qtr – 858 – 858
6 Mths to Dec 08 – 31 969 – 31 969
Less: Corporate and general administration costs
Dec 08 Qtr
3 750
4 117
4 705
12 572
Sep 08 Qtr 3 750 4 120 4 195 12 065
6 Mths to Dec 08 7 500 8 237 8 900 24 637
Cash operating costs
Dec 08 Qtr
104 796
99 511
202 617
406 924
Sep 08 Qtr 101 512 115 771 199 200 416 483
6 Mths to Dec 08 206 308 215 282 401 817 823 407
Gold produced – kgs
Dec 08 Qtr
552
277
1 039
1 868
Sep 08 Qtr 746 461 997 2 204
6 Mths to Dec 08 1 298 738 2 036 4 072
Total cash operating costs – R/kg
Dec 08 Qtr
189 848
359 245
195 012
217 839
Sep 08 Qtr 136 075 251 130 199 799 188 967
6 Mths to Dec 08 158 943 291 710 197 356 202 212
Total cash operating costs – US$/oz
Dec 08 Qtr
575
1 054
590
654
Sep 08 Qtr 544 1 003 798 755
6 Mths to Dec 08 557 1 022 692 709
CASH OPERATING COSTS RECONCILIATION

DIRECTORS
(*British) (**American)
Executives:
DJ (Niel) Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)
Non-executive:
J Turk**
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker
Company Secretary:
TJ Gwebu
For further information, contact Niel Pretorius at:
Tel: (+27-11) 219-8700
Fax: (+27-11) 476-2637
website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath
Randburg, South Africa
PO Box 390, Maraisburg, 1700, South Africa